Wyrick Robbins Yates & Ponton LLP

ATTORNEYS AT LAW

4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607

PO Drawer 17803, Raleigh, NC 27619

P: 919.781.4000 F: 919.781.4865 www.wyrick.com

MEMBER OF MERITAS LAW FIRMS WORLDWIDE

May 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar Daniel Morris Division of Corporation Finance Office of Energy & Transportation

Re:	flyExclusive, Inc. Registration Statement on Form S-1 Filed January 19, 2024 File No. 333-276627

Ladies and Gentlemen:

We write this letter on behalf of our client flyExclusive, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing, as set forth in the Staff’s letter dated February 15, 2024 (the “Comment Letter”). The relevant text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Page number references in the comment responses below refer to the Amendment.

Registration Statement on Form S-1 filed January 19, 2024

Cover Page

1.

For each of the shares of Class A Common Stock and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants and units overlying such shares.

For each of the shares of Class A Common Stock and warrants being registered for resale, the Company has revised the cover page to disclose the price that the selling securityholders paid for such shares and warrants and units overlying such shares.

Division of Corporation Finance

May 10, 2024

2.

Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company has revised the cover page to disclose the exercise price of the warrants compared to the market price of the underlying shares, and the likelihood that warrant holders will not exercise their warrants as long as the warrants are out of the money. The Company has added similar disclosure in the prospectus summary on page 3, risk factors on page 32, MD&A on page 54 and use of proceeds on page 33, including disclosure that cash proceeds associated with the exercises of the warrants are dependent on the stock price. The Company has also revised MD&A on page 55 to describe the impact on its liquidity and to update the discussion on the ability of the Company to fund its operations on a prospective basis with current cash on hand.

3.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

The Company has revised the cover page to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Risks Relating to Our Organization and Structure

We have identified material weaknesses in our internal control over financial reporting…, page 26

4.

We note your statement on page 27 that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file a Form 10-Q for the quarter ended September 30, 2023. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future.

The Company has updated and revised this risk factor on page 27 to state that it did not timely file the Form 10-Q for the quarter ended September 30, 2023, or the Form 10-K for the year ended December 31, 2023 and that it might not be able to file timely in the future.

Risk Factors

Risks Related to Our Securities

Substantial future sales of our Class A Common Stock by the Selling Stockholders could cause the market price of our Class A Common Stock..., page 28

Division of Corporation Finance

May 10, 2024

5.

We note your disclosure that the securities registered pursuant to this registration statement represent approximately 91% of your total shares of Class A Common Stock outstanding on a fully diluted basis. Please revise your risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company has revised this risk factor on page 31 to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding, and also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

6.

We note that the projected revenues for 2023 were $522 million, as set forth in certain financial projections prepared by the management of LGM and provided to the Board, in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2023 was approximately $239 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

The Company has included its audited financial statements for the year ended December 31, 2023 and has filed its Form 10-K for that same period. In addition, we note that the Registration Statement includes a considerable disclosure regarding the risks to the Company if it does not increase revenue (see, for example “We might not be able to successfully implement our growth strategies” on page 6 and “In order to achieve our projected growth rate, we will require additional liquidity and capital resources that might not be available on terms that are favorable to us, or at all” on page 7). For those reasons, the Company believes no additional disclosure is necessary at this time.

7.

We note your disclosure that you may “attempt to raise additional capital through the sale of equity securities or through debt financing arrangements” and that you “believe that [y]our existing cash on hand, cash generated from operations and available borrowings under [your] term loan will enable [you] to secure refinancing as needed to meet [your] obligations as they become due within the next 12 months.” In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Division of Corporation Finance

May 10, 2024

The Company has expanded its discussion, on pages 54 - 55, of capital resources to address changes in its liquidity position since the business combination and to discuss the effect of this offering on the Company’s ability to raise additional capital.

8.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Thomas James Segrave, Jr., a beneficial owner of over 68% of your outstanding shares, will, following the lock-up period, be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

The Company has expanded its discussion on page 55 to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the Company’s common stock. That discussion highlights the fact that Thomas James Segrave, Jr., a beneficial owner of over 70.8% of our outstanding shares, will, following the lock-up period, be able to sell all of his shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

9.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, warrants and units, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company has revised the prospectus to (a) disclose the price that each selling securityholder paid for the securities being registered for resale, highlighting differences in the current trading price, the prices that the selling securityholders acquired their shares, warrants and units, and the price that the public securityholders acquired their shares and warrants, (b) disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price, (c) disclose the potential profit the selling securityholders will earn based on the current trading price, and (d) include appropriate risk factor disclosure. These additional disclosures can be found throughout the Amendment, including on the cover page and on pages 31 and 32.

* * * * *

Division of Corporation Finance

May 10, 2024

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at dreynolds@wyrick.com or by telephone at (919) 865-2805.

Sincerely,

WYRICK ROBBINS YATES & PONTON

/s/ Donald R. Reynolds
Donald R. Reynolds

cc: Thomas James Segrave, Jr., Chief Executive Officer and Chairman, flyExclusive, Inc.